

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Joseph Zwillinger
Co-Chief Executive Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111

> **Re: Allbirds, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Filed August 11, 2021**
> **CIK No. 0001653909**

Dear Mr. Zwillinger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1.   We note your response to prior comment two. We note that in assessing your public benefit performance for purposes of the annual benefit reports to be distributed to your stockholders, your Board will utilize the Company's impact score and assessment from B Lab, among other factors. Please file the consent of B Lab to being named in the registration statement.

   You may contact Eiko Yaoita Pyles at (202) 551-3587 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Calise Cheng